

Mail Stop 3561

June 8, 2007

Mr. Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Suite 300
Reno, Nevada 89511-1136

>   **Re: Ormat Technologies, Inc.**
>   **Form 10-Q for the Quarter Ended March 31, 2007**
>   **Filed May 10, 2007**
>   **File No. 1-32347**

Dear Mr. Tenne:

We have reviewed the responses in your letter dated April 20, 2007 and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended March 31, 2007

Exhibits 31.1 and 31.2

1.   Similar to comment 4 issued by us in our letter dated December 29, 2006, please revise your future filings so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K.   Specifically, your reference to the "quarterly report" in paragraphs two, three and four is incorrect. Please change this paragraph to refer only to the "report."

*   *   *   *   *

Mr. Joseph Tenne
Ormat Technologies, Inc.
June 8, 2007
Page 2

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 551-3323 or Staff Accountant Scott Ruggerio at (202) 551-3331. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Branch Chief